Exhibit 99.9

November 3, 2013

Board of Directors TRI Pointe Homes, Inc. 19520 Jamboree Road, Suite 200 Irvine, CA 92612	Deutsche Bank Securities Inc. 60 Wall Street New York, NY 10005

Gentlemen:

Deutsche Bank Securities Inc. (“Deutsche Bank”) has acted as financial advisor to TRI Pointe Homes, Inc. (“TRI Pointe”) in connection with the Transaction Agreement, dated as of November 3, 2013 (the “Transaction Agreement”), by and among Weyerhaeuser Company, (“Weyerhaeuser”), Weyerhaeuser Real Estate Company, an indirect wholly owned subsidiary of Weyerhaeuser (“WRECO”), TRI Pointe and Topaz Acquisition, Inc., a wholly owned subsidiary of TRI Pointe (“Merger Sub”), which provides, among other things, for the merger of Merger Sub with and into WRECO, as a result of which WRECO will become a wholly owned subsidiary of TRI Pointe (the “Merger”). Capitalized terms used in this letter but not defined herein shall have the meanings ascribed to such terms in the Transaction Agreement.

As set forth more fully in the Transaction Agreement, as a result of the Merger, each outstanding common share, the par value of which will be reduced to $0.04 per share prior to the Merger (the “WRECO Common Shares”), of WRECO will be converted into the right to receive 1.297 shares (the “Exchange Ratio”) of common stock, par value $0.01 per share (the “TRI Pointe Common Stock”), of TRI Pointe. We understand that, prior to the effective time of the Merger, pursuant to the Transaction Agreement (i) WRECO shall incur New Debt in an aggregate principal amount of not less than $800,000,000, (ii) WRECO shall pay $739,000,000 to Weyerhaeuser NR Company, a wholly owned subsidiary of Weyerhaeuser (“WNR”), in repayment of certain intercompany indebtedness and, if applicable, as a dividend, (iii) Weyerhaeuser shall cause the Transferred REB Assets to be transferred to WRECO and its subsidiaries and WRECO and its subsidiaries shall assume the Assumed REB Liabilities, (iv) WRECO and its subsidiaries shall transfer the Transferred Excluded Assets to Weyerhaeuser and its other subsidiaries and Weyerhaeuser and its other subsidiaries shall assume the Assumed Excluded Liabilities, (v) WNR will distribute all of the issued and outstanding WRECO Common Shares to Weyerhaeuser (the “WRECO Spin”), and (vi) following the WRECO Spin, Weyerhaeuser shall distribute all of the issued and outstanding WRECO Common Shares as a dividend on a pro rata basis or, at Weyerhaeuser’s election, in an exchange offer, or a combination thereof, to holders of outstanding common shares, par value $1.25 per share (the “Weyerhaeuser Common Shares”), of Weyerhaeuser (the “Distribution”), all as more fully described in the Transaction Agreement. In addition, we understand that TRI Pointe may be required to pay the Adjustment Amount to WNR or, if the Adjustment Amount is negative, that WNR would be required to pay an amount equal to the absolute value of the Adjustment Amount to TRI Pointe.

You have requested our opinion, as investment bankers, as to the fairness of the Exchange Ratio, from a financial point of view, to TRI Pointe.

Chairman of the Supervisory Board: Paul Achleitner

Management Board: Jürgen Fitschen (Co-Chairman), Anshuman Jain (Co-Chairman), Stephan Leithner, Stuart Lewis, Stefan Krause, Rainer Neske, Henry Ritchotte

Deutsche Bank Aktiengesellschaft domiciled in Frankfurt am Main; HRB No 30 000, Frankfurt am Main, Local Court; VAT ID No DE114103379; www.db.com

Board of Directors TRI Pointe Homes, Inc. November 3, 2013 Page 2

In connection with our role as financial advisor to TRI Pointe, and in arriving at our opinion, we reviewed certain publicly available financial and other information concerning WRECO and TRI Pointe and certain internal analyses, financial forecasts and other information relating to WRECO, TRI Pointe and the combined company prepared by management of TRI Pointe. We have also held discussions with certain senior officers of WRECO regarding the businesses and prospects of WRECO and with certain senior officers and other representatives and advisors of TRI Pointe regarding the businesses and prospects of TRI Pointe, WRECO and the combined company. In addition, we have (i) reviewed the reported prices and trading activity for the TRI Pointe Common Stock, (ii) compared certain financial information for WRECO and certain financial and stock market information for TRI Pointe with, to the extent publicly available, similar information for certain other companies we considered relevant whose securities are publicly traded, (iii) reviewed the terms of the Transaction Agreement and certain related documents and (iv) performed such other studies and analyses and considered such other factors as we deemed appropriate.

We have not assumed responsibility for independent verification of, and have not independently verified, any information, whether publicly available or furnished to us, concerning WRECO or TRI Pointe, including, without limitation, any financial information considered in connection with the rendering of our opinion and information relating to potential synergies anticipated by management of TRI Pointe to result from consummation of the Merger. Accordingly, for purposes of our opinion, we have, with your knowledge and permission, assumed and relied upon the accuracy and completeness of all such information. We have not conducted a physical inspection of any of the properties or assets, and have not prepared, obtained or reviewed any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities), of TRI Pointe, WRECO the combined company or any of their respective subsidiaries, nor have we evaluated the solvency or fair value of TRI Pointe, WRECO, the combined company or any of their respective subsidiaries under any law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts made available to us and used in our analyses, we have assumed with your knowledge and permission that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of TRI Pointe as to the matters covered thereby. In rendering our opinion, we express no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Our opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

For purposes of rendering our opinion, we have assumed with your knowledge and permission that, in all respects material to our analysis, the Merger and the other transactions contemplated by the Transaction Agreement will be consummated in accordance with the terms of the Transaction Agreement, without any waiver, modification or amendment of any term, condition or agreement that would be material to our analysis. We also have assumed, with your knowledge and permission, that (i) the WRECO Spin and the Distribution will each qualify as tax-free under Section 355 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), (ii) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (iii) with respect to the Merger, the Transaction Agreement will constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code, (iv) with respect to the Merger, WRECO, TRI Pointe and

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Merger Sub will each be a party to the reorganization within the meaning of Section 368(b) of the Code and (v) all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Merger and the other transactions contemplated by the Transaction Agreement will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions will be imposed that would be material to our analysis. We have further assumed, with your knowledge and permission, that, to the extent there are any Delayed Transfer Assets or Delayed Transfer Liabilities, such assets and liabilities will be transferred or assumed, as the case may be, in accordance with the terms of the Transaction Agreement. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by TRI Pointe and its other advisors with respect to such issues.

This opinion has been approved and authorized for issuance by a Deutsche Bank fairness opinion review committee and is addressed to, and is for the use and benefit of, the Board of Directors of TRI Pointe in connection with and for the purpose of its evaluation of the Merger. This opinion is limited to the fairness, from a financial point of view, of the Exchange Ratio to TRI Pointe as of the date hereof. This opinion does not address any other terms of the Merger or the Transaction Agreement. Nor does it address the terms of any other agreement entered into or to be entered into in connection with the Merger. You have not asked us to, and our opinion does not, address the fairness of the Merger, or any consideration received in connection therewith, to the holders of any class of securities, creditors or other constituencies of TRI Pointe, nor does it address the fairness of the contemplated benefits of the Merger. We express no opinion as to the merits of the underlying decision by TRI Pointe to engage in the Merger. Nor do we express an opinion, and this opinion does not constitute a recommendation, as to how any holder of TRI Pointe Common Stock should vote with respect to the Merger or the issuance of shares of TRI Pointe Common Stock in connection therewith. In addition, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the officers, directors, or employees of any of the parties to the Transaction Agreement, or any class of such persons, in connection with the Merger relative to the Exchange Ratio or otherwise. This opinion does not in any manner address the prices at which the TRI Pointe Common Stock, the WRECO Common Shares or any other securities of TRI Pointe or WRECO, respectively, will trade following the announcement or consummation of the Merger.

We were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or part of TRI Pointe, nor were we requested to consider, and our opinion does not address, the relative merits of the Merger as compared to any alternative transactions or business strategies.

We will be paid a fee for our services as financial advisor to TRI Pointe in connection with the Merger, a portion of which became payable upon delivery of this opinion (or would have become payable if we had advised the Board of Directors that we were unable to render this opinion) and a substantial portion of which is contingent upon consummation of the Merger. The Company has also agreed to reimburse us for our expenses, and to indemnify us against certain liabilities, in connection with our engagement. We are an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). One or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to TRI Pointe or its affiliates for which they have received, and in the future may receive, compensation, including having acted as joint bookrunner in connection with TRI Pointe’s initial public offering of TRI Pointe Common Stock in January 2013.

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Further, one or more members of the DB Group have agreed to provide financing to WRECO in connection with the transactions contemplated by the Transaction Agreement. In addition, one or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to Starwood Capital Group LLC, an affiliate of TRI Pointe (“Starwood Capital”), Starwood Property Trust, Inc., a public mortgage REIT managed by an affiliate of Starwood Capital (“Starwood Property Trust”), or their respective affiliates for which they have received, and in the future may receive, compensation, including having acted as joint bookrunner with respect to offerings of common stock of Starwood Property Trust in September 2013 and April 2013 and as joint bookrunner with respect to an offering of 4.55% Convertible Senior Notes due 2018 by Starwood Property Trust in February 2013 (aggregate principal amount $525,000,000). One or more members of the DB Group also have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to Weyerhaeuser or its affiliates for which they have received, and in the future may receive, compensation, including having acted as senior co-manager with respect to an offering of 4.625% Notes due 2023 by Weyerhaeuser in September 2013 (aggregate principal amount $500,000,000), as joint bookrunner with respect to offerings of 29,000,000 Weyerhaeuser Common Shares and 12,000,000 6.375% Mandatory Convertible Preference Shares, Series A by Weyerhaeuser in June, 2013, and as a lender to Weyerhaeuser pursuant to its Revolving Credit Facility since June 2011 (aggregate commitment $53,500,000). The DB Group may also provide investment and commercial banking services to TRI Pointe, WRECO, Weyerhaeuser and their respective affiliates, including Starwood Capital and Starwood Property Trust, in the future, for which we would expect the DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of TRI Pointe, WRECO, Weyerhaeuser and their respective affiliates, including Starwood Capital and Starwood Property Trust, for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Based upon and subject to the foregoing assumptions, limitations, qualifications and conditions, it is our opinion as investment bankers that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to TRI Pointe.

Very truly yours,

DEUTSCHE BANK SECURITIES INC.